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June 26, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	David Burton
Kate Tillan
Tom Jones
Dan Morris

Re:	Microchip Technology Incorporated

 Registration Statement on Form S-4

 Filed May 27, 2015

 File No. 333-204463

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”), we are submitting the Company’s Memorandum of Response (the “Response Letter”) to the letter dated June 23, 2015 to Steve Sanghi, President and Chief Executive Officer of the Company, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the registration statement on Form S-4 filed by the Company with the Commission on May 27, 2015 with the file number set forth above (the “Registration Statement”).

Please direct any questions or comments regarding this filing to the undersigned via facsimile at (415) 947-2099 or by telephone at (415) 947-2011.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert T. Ishii

Robert T. Ishii

Enclosure

MICROCHP TECHNOLOGY INCORPORATED

MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED JUNE 23, 2015

This memorandum sets forth the response of Microchip Technology Incorporated (“we” or the “Company”) to the letter dated June 23, 2015 to Steve Sanghi, President and Chief Executive Officer of the Company, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the registration statement on Form S-4 filed by the Company with the Commission on May 27, 2015 (the “Registration Statement”).

The Company is concurrently filing via EDGAR pre-effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which, among other things, amends the Registration Statement in response to the Staff’s comments as indicated below.

For your convenience, we have numbered and restated each comment to correspond to the numbering in the Staff’s comment letter. In addition, we are providing via email and express delivery the following materials: (i) a copy of the Amendment marked to show changes from the Registration Statement and (ii) a copy of this response.

General

1.	Please resolve all outstanding comments on your Form 10-K for the fiscal year ended March 31, 2015 prior to requesting effectiveness of the registration statement.

Response: We respectfully advise the Staff that, on June 24, 2015, we submitted a response to the comment in the Staff’s letter dated June 23, 2015 regarding our Form 10-K for fiscal year ended March 31, 2015. Subject to the review of such response by the Staff, we believe such response resolves the outstanding comment on our Form 10-K. We understand that such comment must be resolved prior to requesting effectiveness of the Form S-4.

2.	Please revise to include the pro forma financial information required by Item 5 of Form S-4 and Article 11 of Regulation S-X.

Response: In response to this comment, we respectfully advise the Staff that our acquisition of Micrel does not satisfy the “significant business combination” test under Rule 11-01 of Regulation S-X. As a result, we do not believe that pro forma financial information is required by Item 5 of Form S-4 and Article 11 of Regulation S-X. In arriving at this conclusion, we undertook the following analysis:

•	For purposes of Item 5 of Form S-4 and Article 11 of Regulation S-X, a business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 1-02(w) of Regulation S-X, substituting 20% for 10% each place it appears therein.

•	Under Rule 1-02(w) of Regulation S-X (substituting 20% for 10% each place it appears therein) the term significant subsidiary means a subsidiary, including its subsidiaries, which meets any of the following conditions:

•	(1) the registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 20% of its total common shares outstanding at the date the combination is initiated).

•	Our purchase price for Micrel is approximately $839 million, or 17.6% (and therefore does not exceed 20%), of our consolidated total assets of approximately $4,780 million at March 31, 2015 (which is the end of our most recently completed fiscal year).

•	The proposed business combination does not involve entities under common control.

•	(2) The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

•	Ours and our other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of Micrel based on Micrel’s most recently completed annual financial statements for the fiscal year ended December 31, 2014 equals approximately $277.7 million, or 5.8% (and therefore does not exceed 20%), of our consolidated total assets of approximately $4,780 million at March 31, 2015 (which is the end of our most recently completed fiscal year).

•	(3) the registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

•	Our and our other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Micrel based on Micrel’s most recently completed annual financial statements for the fiscal year ended December 31, 2014 equals approximately $16.7 million or 4.8% (and therefore does not exceed 20%) of our consolidated such income of approximately $345.9 million at March 31, 2015 (which is the end of our most recently completed fiscal year).

•	As a result, under Rule 1-02(w) of Regulation S-X (substituting 20% for 10% each place it appears therein) Micrel does not meet the test for a significant subsidiary.

We therefore concluded that we are not required to file pro forma financial information required under Item 5 of Form S-4 and Article 11 of Regulation S-X.

Prospectus Cover

3.	Please provide prominent disclosure on the cover page to indicate that: (1) Micrel shareholders will not know at the time of the vote the number of shares or the amount of cash that they will receive in the merger; and (2) Micrel shareholders who elect to receive cash consideration may instead receive a portion of the merger consideration in stock, as disclosed on page iv. Also, disclose the time period between the vote and closing of the merger.

Response: In response to this comment, we respectfully advise the Staff that disclosure has been added to the prospectus cover of the Amendment to the Registration Statement.

4.	The timing associated with the deadlines for voting and submission of the election form is not clear. It appears that Micrel shareholders may have the opportunity to make an election subsequent to a vote on the merger. If the deadlines are not the same, please advise us what consideration the parties gave to the applicability of the tender offer rules to the cash election component of the merger consideration.

Response: In response to this comment, we advise the Staff that, as disclosed in the Amendment, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on June 15, 2015, and that the Federal Cartel Office in Germany cleared the transaction on June 17, 2015, so there is no further antitrust clearance required for the closure of the transaction. It is therefore our current expectation that all of the conditions to the closing of the Merger, other than the vote of the Micrel shareholders to adopt the Merger Agreement, will be satisfied prior to the special meeting of the Micrel shareholders. We therefore expect that the closing of the Merger will occur within two (2) business days of the Micrel special meeting, and that as a result of the foregoing and pursuant to the terms of the Merger Agreement (and as disclosed in the Registration Statement), the Micrel shareholders will be required to make an election by 5:00 p.m. California time on the date of the Micrel special meeting, and as such the election will be made contemporaneously with the shareholders’ investment decision to vote for or against the merger proposal. In providing Micrel shareholders with this choice, Microchip is neither soliciting tenders of Micrel shares, nor is it offering to purchase those shares.

As described in Release No. 34-14699, dated April 24, 1978 (the “Release”), we understand that the Staff will not take the position that a tender offer is involved when “the shareholder’s election to receive cash or securities of the acquiring company as consideration for the shares to be surrendered is part of the shareholder’s investment decision whether to vote for or against the merger proposal, since the election occurs during the same time period that the shareholder votes on the merger proposal.” Further, consistent with the facts of the Release, Micrel shareholders may exercise the cash election option during the time between the notice for the special meeting and the vote on the merger, the election to receive cash in lieu of shares of Microchip common stock may be withdrawn by the Micrel shareholders until shortly before the Micrel special meeting, and Micrel shareholders who elect to receive cash will be required to submit a Form of Election to Microchip’s exchange agent.

Thus, consistent with the Staff’s position in the Release, we respectfully submit that the ability of the Micrel shareholders to choose to receive merger consideration in cash or in shares of Microchip common stock is not a tender offer within the meaning of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We recognize that in the Release, the Staff noted that it “expressed no view with respect to the application of the Williams Act to cash option statutory mergers consisting of different facts including those in which the timing of the cash election feature varies in any degree to that set forth in Situation B.” We also recognize that the Merger Agreement specifies that if the Closing Date is more than four (4) business days following the date of the Micrel special meeting of shareholders, the deadline for the election will be 5:00 p.m. California time on the business day immediately preceding the Closing Date.

The Staff has addressed situations where the timing of the cash election process occurred at different time periods relative to the stockholder vote as contemplated by Situation B in certain no action letters issued after the Release. See, e.g., Dauphin Deposit Corporation (February 7, 1983); Fidelcor, Inc. (June 27, 1983); Chemical New York Corporation (May 4, 1987); and The Kansas Power and Light Company (February 13, 1991) (collectively, the “No Action Letters”). In some of the No Action Letters, the Staff addressed situations where the cash election and the stockholder vote periods did not overlap at all. Certain of the No Action Letters also involved lengthy periods of time after the stockholder vote and before the election period began.

While in the No Action Letters the Staff permitted the election process to be conducted several months after the shareholder vote on the related merger without applying the requirements of the tender offer rules, as stated above we currently expect that the election process will occur contemporaneously with the Micrel shareholder vote on the related merger. We therefore submit that it is not necessary to apply the disclosure requirements of the tender offer rules to the election process described in the Registration Statement and believe that doing so may be counterproductive and potentially confusing to the Micrel shareholders. In addition, any risks involved in the election procedures will have been disclosed to the Micrel shareholders in the Registration Statement and the Micrel shareholders will have considered such risks when they vote on the Merger. Further, the number of shares of Microchip common stock to be received in the Merger will be adjusted, subject to the limitations described in the Merger Agreement, so that Micrel shareholders receive as close to $14.00 per share of Micrel common stock as possible, obviating any risk of electing cash or stock subsequent to the Micrel special meeting, should that unlikely circumstance occur.

Finally, should the Election Date occur after the date of the Micrel special meeting, when compared to the facts of the No Action Letters, we believe that the application of Sections 14(d) and 14(e) of the Exchange Act would not provide any additional or meaningful protection to the Micrel shareholders in making an election decision because Microchip will continue to be a reporting company between the date of its special meeting and the Effective Time, if those two dates are distinct. Microchip will also continue to be subject to the disclosure requirements appurtenant to the Registration Statement. Given that those reporting and disclosure requirements are more stringent than the disclosure requirements of the tender offer rules, we believe that the necessity for the type of disclosure required under the tender offer rules for Micrel shareholders to make an informed investment decision would not be necessary or useful under our circumstances.

For the foregoing reasons, we determined, and we respectfully submit, that the tender offer rules should not apply to the cash election component of the merger consideration.

Questions and Answers, page iv

5.	We note the disclosure in the second paragraph on page v that the minimum stock percentage will be increased if necessary to enable tax opinions on the transaction to be rendered. Please expand this section to include Questions and Answers that shareholders may have regarding the increase. For example, what events could result in the necessity to increase the percentage? How would you alert shareholders of the increase? When would you alert shareholders of the increase?

Response: In response to this comment, we respectfully advise the Staff that disclosure has been added to the Questions and Answers on pages v and vi of the Amendment to the Registration Statement.

6.	Please expand the disclosure in the Risk Factors section to highlight the risks related to the possible increase in the minimum stock percentage. Also, expand the disclosure in the appropriate section, such as The Merger Agreement section, to describe the possible increase.

Response: In response to this comment, we respectfully advise the Staff that disclosure has been added to the Risk Factors, beginning on page 17, and the section entitled “The Merger Agreement – Consideration to be Received in the Merger – Proration” beginning on page 62 of the Amendment to the Registration Statement.

How do I make an election? page vii

7.	Please provide us with copies of the election form and letter of transmittal mentioned on page vii and the proxy card mentioned on page viii.

Response: In response to this comment, we have included herewith copies of the election form and letter of transmittal mentioned on page vii and the proxy card mentioned on page viii.

The Voting Agreements, page 5

8.	We note the disclosure in this section that each of your directors and certain of your executive officers entered into a voting agreement in favor of adoption of the merger agreement. Please disclose what form of consideration your directors and officers are expected to elect in the merger.

Response: In response to this comment, we respectfully advise the Staff that disclosure has been added to the sections entitled “The Voting Agreements” on pages 6, 25 and 83 of the Amendment to the Registration Statement.

Exhibits 8.1 and 8.2

9.	We note the disclosure on page 79 that you and Micrel will receive an opinion of tax counsel each dated as of the effective date of the proxy statement/prospectus and your reference in the exhibit index to the form of tax opinion to be filed by amendment. Please file the exhibits required by Regulation S-K Item 601(b)(8) prior to effectiveness of the registration statement.

Response: In response to this comment, we have filed the exhibits required by Regulation S-K Item 601(b)(8) with the Amendment to the Registration Statement.

Exhibit 10.1

10.	We note the disclosure on page 25 that the form of voting agreement is attached as Annex B and your reference in the exhibit index to the form of voting agreement. Please file the voting agreement as an exhibit prior to effectiveness of the registration statement.

Response: In response to this comment, we have filed the form of voting agreement as an exhibit to the Amendment to the Registration Statement.

# # #

Additionally, per your request, the Company hereby acknowledges that in the event the Company requests acceleration of the effective date of the pending Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MICROCHIP TECHNOLOGY INCORPORATED

/s/ Steve Sanghi

President and Chief Executive Officer

cc:	J. Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.

Robert T. Ishii, Wilson Sonsini Goodrich & Rosati, P.C.